Exhibit 99.3

Consolidated Interim Financial Statements

(Unaudited)

Transition Therapeutics Inc.

For the six and three month periods ended December 31, 2012 and 2011

1

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at

In Canadian Dollars	Note	December 31, 2012	June 30, 2012

Assets
Current assets
Cash and cash equivalents	6	18,955,854	12,955,081
Short term investments	6	6,002,668	6,057,264
Trade and other receivables		48,408	43,658
Investment tax credits receivable		370,289	241,951
Prepaid expenses and deposits		458,037	316,286

		25,835,256	19,614,240
Non-current assets
Property and equipment		194,181	215,000
Intangible assets	7	16,374,143	17,263,790
Total assets		42,403,580	37,093,030

Liabilities
Current liabilities
Trade and other payables		896,145	1,178,915
Current portion of contingent consideration payable		2,321,373	2,321,373
		3,217,518	3,500,288

Non-current liabilities
Contingent consideration payable		1,434,958	1,434,958
Leasehold inducement		28,579	34,295
		4,681,055	4,969,541

Equity attributable to owners of the Company
Share capital	10	165,334,259	165,334,259
Contributed surplus	10	13,431,445	13,168,411
Share-based payment reserve	10	3,331,522	2,977,032
Deficit		(144,374,701)	(149,356,213)
		37,722,525	32,123,489

Total liabilities and equity		42,403,580	37,093,030

Contingencies and commitments	13

The notes are an integral part of these consolidated financial statements.

Tony Cruz	Christopher Henley
Director	Director

2

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the six and three month periods ended December 31, 2012 and 2011

(Unaudited)

In Canadian Dollars	Note	Six month period ended December 31, 2012	Six month period ended December 31, 2011	Three month period ended December 31, 2012	Three month period ended December 31, 2011

Revenues
Licensing fees	8	10,815,200	-	-	-
Expenses
Research and development	11	4,195,803	4,314,346	2,141,257	2,060,622
Selling, general and administrative expenses	11	1,666,342	2,622,958	849,440	1,532,912
Loss on disposal of property and equipment		-	118,623	-	38,709

Operating income (loss)		4,953,055	(7,055,927)	(2,990,697)	(3,632,243)

Interest income		68,489	80,339	34,872	40,412
Interest expense		-	(851)	-	(241)
Foreign exchange gain (loss)		(40,032)	315,261	201,291	(198,349)
Net income (loss) and comprehensive income (loss) for the period		4,981,512	(6,661,178)	(2,754,534)	(3,790,421)
Basic and diluted net income (loss) per common share	12	0.19	(0.28)	(0.10)	(0.15)

The notes are an integral part of these consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six month periods ended December 31, 2012 and 2011

(Unaudited)

		Attributable to equity holders of the company
In Canadian Dollars (except share data)	Note	Number of common shares	Share capital	Contributed surplus	Share-based payment reserve	Deficit	Total equity
		#	$	$	$	$	$

Balance, July 1, 2012		26,921,302	165,334,259	13,168,411	2,977,032	(149,356,213)	32,123,489
Net income and comprehensive income for the period		-	-	-	-	4,981,512	4,981,512
Share options expired, forfeited or cancelled	10	-	-	263,034	(263,034)	-	-
Share-based payment compensation expense	10	-	-	-	617,524		617,524
Balance, December 31, 2012		26,921,302	165,334,259	13,431,445	3,331,522	(144,374,701)	37,722,525

Balance, July 1, 2011		23,217,599	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070
Net loss and comprehensive loss for the period		-	-	-	-	(6,661,178)	(6,661,178)
Shares issued pursuant to a private placement		3,703,703	4,835,722	-	-	-	4,835,722
Share options expired, forfeited or cancelled	10	-	-	753,946	(753,946)	-	-
Share-based payment compensation expense	10	-	-	-	782,996	-	782,996
Balance, December 31, 2011		26,921,302	165,334,259	12,594,520	3,208,377	(143,747,546)	37,389,610

The notes are an integral part of these consolidated financial statements.

4

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six and three month periods ended December 31, 2012 and 2011

(Unaudited)

In Canadian Dollars	Note	Six month period ended December 31, 2012	Six month period ended December 31, 2011	Three month period ended December 31, 2012	Three month period ended December 31, 2011

Cash flows from operating activities
Net income (loss) for the period		4,981,512	(6,661,178)	(2,754,534)	(3,790,421)
Adjustments for:
Depreciation and amortization		911,007	916,177	455,677	454,928
Share-based payment compensation expense		617,524	782,996	260,502	438,021
Loss on disposal of property and equipment		-	118,623	-	38,709
Accrued interest		31,233	(30,911)	47,366	(15,157)
Unrealized foreign exchange (gain) loss		282,571	(275,964)	(127,943)	254,318
Change in working capital	14	(557,609)	113,992	10,676,536	395,045
Net cash provided by (used in) operating activities		6,266,238	(5,036,265)	8,557,604	(2,224,557)

Cash flows from investing activities
Maturity of short term investments		6,083,013	5,062,500	5,065,178	5,062,500
Purchase of short term investments		(6,063,747)	(5,000,000)	(6,063,747)	(5,000,000)
Purchase of property and equipment		(6,257)	(1,215)	(3,100)	-
Net cash provided by (used in) investing activities		13,009	61,285	(1,001,669)	62,500

Cash flows from financing activities
Net proceeds from private placement		-	4,835,722	-	4,835,722
Net cash provided by financing activities		-	4,835,722	-	4,835,722

Foreign exchange gains/(losses) on cash and cash equivalents		(278,474)	275,964	132,041	(254,318)

Net increase in cash and cash equivalents		6,000,773	136,706	7,687,976	2,419,347
Cash and cash equivalents at beginning of period		12,955,081	17,422,364	11,267,878	15,139,723

Cash and cash equivalents at end of period	6	18,955,854	17,559,070	18,955,854	17,559,070

The notes are an integral part of these consolidated financial statements

5

Notes to the Consolidated Interim Financial Statements

December 31, 2012

(Unaudited in Canadian dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements, including IAS 34 Interim Financial Reporting. The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the annual consolidated financial statements for the year ended June 30, 2012.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of February 4, 2013, the date the Board of Directors approved the interim consolidated financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending June 30, 2013 could result in restatement of these interim consolidated financial statements.

The interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended June 30, 2012 prepared in accordance with IFRS.

4.	FINANCIAL RISK MANAGEMENT

Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

6

Notes to the Consolidated Interim Financial Statements

December 31, 2012

(Unaudited in Canadian dollars)

Balances in foreign currencies at December 31, 2012 and June 30, 2012 are approximately:

	December 31, 2012	June 30, 2012
	US$	US$
Cash and cash equivalents	15,614,115	8,392,258
Short term investments	999,570	999,740
Trade and other payables	(482,360)	(724,901)
	16,131,325	8,667,097

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At December 31, 2012, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive income for the three month period ended December 31, 2012 would have increased by approximately $947,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive income for the three month period ended December 31, 2012 would have decreased by approximately $947,000.

5.	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the six month period ended December 31, 2012 from the year ended June 30, 2012.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

6.	CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R1 or higher and maturities less than 90 days at the date of purchase.

Short term investments consist of medium term note debentures totaling $6,002,668 at December 31, 2012 [June 30, 2012 – $6,057,264] with maturity dates between January 28, 2013 and November 27, 2013 and have a rating of R1 or higher. There were no gains or losses realized on the disposal of the short term investments during the three and six month periods ended December 31, 2012 or in the year ended June 30, 2012 as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of cash and cash equivalents and short term investments.

7

Notes to the Consolidated Interim Financial Statements

December 31, 2012

(Unaudited in Canadian dollars)

Cash and cash equivalents consist of the following:

	December 31, 2012	June 30, 2012
	$	$
Cash	18,955,854	11,955,426
Cash equivalents	-	999,655
	18,955,854	12,955,081

7.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired (ELND005)	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$
As at July 1, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value	9,046,672	7,284,849	932,269	17,263,790
As at December 31, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,995,056)	(4,169,924)	(150,029)	(16,315,009)
Net book value December 31, 2012	8,552,937	6,915,335	905,871	16,374,143

Period ended December 31, 2012
Opening net book value	9,046,672	7,284,849	932,269	17,263,790
Amortization charge	(493,735)	(369,514)	(26,398)	(889,647)
Net book value December 31, 2012	8,552,937	6,915,335	905,871	16,374,143

8

Notes to the Consolidated Interim Financial Statements

December 31, 2012

(Unaudited in Canadian dollars)

	ENI Technology acquired (ELND005)	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$
As at July 1, 2011
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(10,513,849)	(3,061,382)	(70,835)	(13,646,066)
Net book value	10,034,144	8,023,877	985,065	19,043,086
As at June 30, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value June 30, 2012	9,046,672	7,284,849	932,269	17,263,790

Period ended June 30, 2012
Opening net book value	10,034,144	8,023,877	985,065	19,043,086
Amortization charge	(987,472)	(739,028)	(52,796)	(1,779,296)
Net book value June 30, 2012	9,046,672	7,284,849	932,269	17,263,790

The amortization and impairment charges of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive income (loss).

8.	GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005, for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005. Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and was eligible to receive a US$11 million payment upon the commencement of the next ELND005 clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to Elan. In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005.

During the three month period ended September 30, 2012, Elan dosed the first patient in a Phase II clinical study of ELND005 in bipolar disorder. In light of this milestone being achieved, the Company recognized revenue of US$11 million (CDN $10,815,200) during the three month period ending September 30, 2012. The amount was received on October 1, 2012.

9

Notes to the Consolidated Interim Financial Statements

December 31, 2012

(Unaudited in Canadian dollars)

9.	LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

10.	SHARE CAPITAL

Authorized

At December 31, 2012, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

Common shares issued and outstanding during the period

At December 31, 2012, there were 26,921,302 common shares issued and outstanding.

Stock Options

			Weighted Average
			Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2012	1,949,919	2,977,032	4.10
Stock options expired [ii]	(32,920)	(263,034)	15.31
Stock based compensation expense		617,524	—
Stock options outstanding, December 31, 2012	1,916,999	3,331,522	3.87

			Weighted Average
			Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2011	1,549,101	3,179,327	5.57
Stock options expired [ii]	(182,443)	(648,787)	5.94
Stock options forfeited or cancelled [iii]	(65,910)	(105,159)	6.02
Stock based compensation expense		782,996	—
Stock options outstanding, December 31, 2011	1,300,748	3,208,377	5.65

[i]	During the six month periods ended December 31, 2012 and 2011, no stock options were exercised.

10

Notes to the Consolidated Interim Financial Statements

December 31, 2012

(Unaudited in Canadian dollars)

[ii] During the six month period ended December 31, 2012, 32,920 stock options expired unexercised. These stock options had a fair value of $263,034 which has been reclassified to contributed surplus. During the six month period ended December 31, 2011, 182,443 stock options expired unexercised. These stock options had a fair value of $648,787 which has been reclassified to contributed surplus.

[iii] During the six month period ending December 31, 2012, no stock options were forfeited or cancelled. During the six month period ended December 31, 2011, 65,910 stock options were forfeited or cancelled. These options had a fair value of $105,159 and at the date of forfeit, 17,547 were vested and 48,363 were unvested.

[iv] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at December 31, 2012 are $7,418,672 [June 30, 2012 - $7,991,811].

11.	EXPENSES BY NATURE

	Six month period ended December 31, 2012	Six month period ended December 31, 2011	Three month period ended December 31, 2012	Three month period ended December 31, 2011
	$	$	$	$
Research and development
Clinical trials and manufacturing	2,459,322	2,400,175	1,241,573	1,122,355
Amortization	902,983	905,301	451,491	451,103
Salaries and benefits	615,996	790,455	325,841	404,171
Stock compensation expense	255,248	203,438	113,308	87,358
Facility lease costs and utilities	88,279	116,388	44,347	58,087
Insurance	46,894	44,820	23,447	22,410
General laboratory supplies and materials	37,521	14,493	12,224	3,792
Ontario investment tax credits	(210,440)	(160,724)	(70,974)	(88,654)
	4,195,803	4,314,346	2,141,257	2,060,622

Selling, general and administrative expenses
Salaries and benefits	683,232	1,100,735	356,082	717,590
Professional fees and services	226,030	307,100	119,081	175,124
Insurance	129,012	135,958	64,506	67,979
Stock compensation expense	362,276	579,558	147,194	350,663
Facility lease costs and utilities	73,360	103,336	37,812	51,735
Business development, corporate communication and investor relations	95,935	263,564	87,073	112,368
Regulatory and stock transfer fees	22,407	26,281	1,358	7,703
Office and related expenses	66,066	95,049	32,148	45,925
Amortization	8,024	11,377	4,186	3,825
	1,666,342	2,622,958	849,440	1,532,912

11

Notes to the Consolidated Interim Financial Statements

December 31, 2012

(Unaudited in Canadian dollars)

12.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. Outstanding options to purchase common shares of 1,916,999 [December 31, 2011 – 1,300,748] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the fact that the option exercise price exceeds the average market value of the Company’s common shares at December 31, 2012. For the six month periods ended December 31, 2012 and 2011, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	Six-month period ended December 31, 2012	Six-month period ended December 31, 2011	Three-month period ended December 31, 2012	Three-month period ended December 31, 2011
Income (loss) attributable to equity holders of the Company	$4,981,512	$(6,661,178)	$(2,754,534)	$(3,790,421)

Weighted average number of common shares outstanding	26,841,394	23,942,844	26,841,394	24,747,997

13.	CONTINGENCIES AND COMMITMENTS

At December 31, 2012, the Company is committed to aggregate expenditures of $7,000 under its collaboration agreements [June 30, 2012 -$4,000]. In addition, at December 31, 2012, the Company is committed to aggregate expenditures of approximately $1,369,000 [June 30, 2012 - $2,654,000] for clinical and toxicity studies to be completed during fiscal 2013, approximately $700,000 [June 30, 2012 - $711,000] for manufacturing agreements and approximately $11,000 [June 30, 2012 - $8,000] for consulting and other agreements.

14.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	Six-month period ended December 31, 2012	Six-month period ended December 31, 2011	Three month period ended December 31, 2012	Three month period ended December 31, 2011
	$	$	$	$
Due from Elan Pharma International Limited	-	-	10,815,200	-
Trade and other receivables	(4,750)	76,979	(3,448)	44,364
Investment tax credits receivable	(128,338)	(114,929)	(70,974)	(73,437)
Prepaid expenses and deposits	(141,751)	422,285	88,595	421,796
Trade and other payables	(282,770)	(270,343)	(152,837)	2,322
	(557,609)	113,992	10,676,536	395,045

12

Notes to the Consolidated Interim Financial Statements

December 31, 2012

(Unaudited in Canadian dollars)

15.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	Six-month period ended December 31, 2012	Six-month period ended December 31, 2011	Three month period ended December 31, 2012	Three month period ended December 31, 2011
	$	$	$	$
Salaries and other short-term employee benefits	724,682	779,077	383,378	400,628
Termination benefits	-	286,761	-	286,761
Stock-compensation expenses	527,103	726,076	221,698	416,001
	1,251,785	1,791,914	605,076	1,103,390

16.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the six and three month periods ended December 31, 2012 are from one partner, Elan Pharma International Limited, a company based in Ireland.

17.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2013 consolidated financial statements.

13